Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(in millions, except Ratio)						Six Months Ended in June 30,
Earnings:	2013	2014	2015	2016	2017	2018
Income from continuing operations
before tax and noncontrolling interest	$1,279	$2,039	$1,618	$1,755	$1,106	$635
Less: Income from equity investees	—	—	—	—		—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,279	2,039	1,618	1,755	1,106	635
Add:
Fixed charges (see below)	708	727	742	725	751	405
Amortization of capitalized interest (3)	3	1	—	—		—
Distributed income of equity investees	—	—	—	—		—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—		—
Subtract:
Interest capitalized	(6)	(2)	(1)	(1)	(1)	(1)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(128)	(146)	(165)	(144)	(121)	(59)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—		—
Earnings as adjusted	$1,856	$2,619	$2,194	$2,335	$1,735	$980
	—	—
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$523	$533	$526	$541	$589	$319
Add: AFUDC	31	25	31	23	28	21
Interest expenses - net of capitalized interest	554	558	557	564	617	340
Interest capitalized (1)	6	2	1	1	1	1
Interest portion of rental expense (2)	20	21	19	16	12	5
Preferred and preference stock dividend
requirement - pre-tax basis	128	146	165	144	121	59

Total fixed charges	$708	$727	$742	$725	$751	$405

Ratio	2.62	3.60	2.96	3.22	2.31	2.42

(1)	Includes fixed charges associated with Nuclear Fuel.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(3)	Based on guidance, no amortization of capitalized interest is required to be included in calculation of earnings for utility industry after 2015.

Exhibit 12.1